ArcelorMittal acquires 28% equity interest in China Oriental Group Company Limited

Luxembourg/Hong Kong, 7 November 2007 - ArcelorMittal, the world’s largest steel company, has announced today it has entered into an agreement to acquire 820,119,151 ordinary shares or an approximate 28% equity interest in China Oriental Group Company Limited (the “Company”) from Smart Triumph Corporation and Ms. Chen Ningning for a total consideration of US$ 647m. As a result of the acquisition, ArcelorMittal has become the second largest shareholder of the Company.

The Company, which is listed on the Main Board of The Stock Exchange of Hong Kong Limited, manufactures and sells steel products such as billets, strips, H-beams, cold rolled and galvanized strip through its main operating subsidiaries Hebei Jinxi I&S in Hebei and Foshan Jinxi in Guangdong, People’s Republic of China. For the year ended 31 December 2006, the group sold approximately 3.75 million tonnes of steel products, and reported revenues of US$ 1,313m and EBITDA of US$ 225m. For the six month ending in June 2007 the Company reported revenues of US$890m and EBITDA of US$161m.

The acquisition enables ArcelorMittal to build on its presence in the important and fast growing steel industry in the People’s Republic of China, a country which constitutes a significant part of its corporate strategy.

About ArcelorMittal

ArcelorMittal is the world's number one steel company, with 320,000 employees in more than 60 countries. The company brings together the world's number one and number two steel companies, Arcelor and Mittal Steel.

ArcelorMittal is the leader in all major global markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks. An industrial presence in 27 European, Asian, African and American countries exposes the company to all the key steel markets, from emerging to mature, positions it will be looking to develop in the high-growth Chinese and Indian markets.

ArcelorMittal key pro forma financials for 2006 show combined revenues of USD 88.6 billions, with a crude steel production of 118 million tonnes, representing around 10 per cent of world steel output.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MTP), Brussels (MTBL), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid (MTS) and Valencia.

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